May 11, 2017 Via Electronic Submission	David A. Westenberg +1 617 526 6626 (t) +1 617 526 5000 (f) david.westenberg@wilmerhale.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom

Re:	Blue Apron Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted March 31, 2017
CIK No. 0001701114

Ladies and Gentlemen:

On behalf of Blue Apron Holdings, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in response to the comments contained in the letter dated April 28, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Bradley J. Dickerson, the Company’s Chief Financial Officer, relating to the Registration Statement.  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

On behalf of the Company, we advise you as follows:

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act.  The managing underwriters of the offering to be made pursuant to the Registration Statement have informed the Company that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

2.                                      We note references in your prospectus to third-party sources, including Nielsen and Euromonitor, for statistical, qualitative and comparative statements contained in your prospectus.  Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you refer and file the consent of each party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public.

Response:  In response to the Staff’s request, the Company has supplementally provided, under separate cover, the applicable pages of all industry research reports cited in the Registration Statement.  To expedite the Staff’s review, the Company has marked the relevant portion or section containing the information in each industry research report and has included a cross-reference to the corresponding page in the prospectus.  The Company advises the Staff that the Euromonitor data referenced on page 113, the U.S. Department of Agriculture data on pages 3 and 94 and the Nielsen data referenced on page 99 were not commissioned by the Company for use in the prospectus or otherwise and confirms that this data is widely available to the public.  The Company further advises the Staff that the Lightspeed Consulting study referenced on page 108 and the Euromonitor study referenced on pages 4, 5, 110 and 111 were commissioned by the Company.  The Company has included consents from Euromonitor and Lightspeed Consulting as Exhibits 99.1 and 99.2, respectively, to the Registration Statement.

Gatefold

3.                                      We note your reference here to the number of meals you have delivered nationwide. Please revise to indicate that this number is from inception through 2016, if true. Please also provide the number of Orders this represents, considering you state that Orders is a key metric you use to evaluate your business.

Response:  In response to the Staff’s comment, the Company has revised (and updated) this statement in the artwork appearing on the eighth page of Amendment No. 1 and on pages 1 and 92 of Amendment No. 1.

Prospectus Summary

4.                                      Please provide the basis for your statement that you are “transforming the way that food is processed, distributed, prepared and consumed.”

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 92 of Amendment No. 1.

The Company believes that its novel business model enables a food experience that is fundamentally different than traditional food experiences from multiple perspectives.

The Company believes it is transforming the way food is produced through its farm partnerships program by sharing tools and insights with its farm partners to improve their efficiency, promote agricultural practices that prioritize long-term health of farmland, and produce high-quality ingredients for its customers at a compelling value.  Furthermore, the Company promotes agricultural practices that reduce atmospheric carbon, result in the use of fewer agricultural inputs such as pesticides and fertilizers, and improve land management.  The Company’s investment in agricultural practices is transforming the traditional supply chain for such ingredients.

The Company believes it is transforming the way that food is distributed by integrating its purchasing, production, fulfillment, and logistics operations with its demand management and supplier relationships.  Moreover, by eliminating middlemen and days from its supply chain, the Company believes it is able to distribute products more rapidly to consumers than is the case with the traditional grocery model, which requires regional distribution facilities, high inventory counts and large retail footprints.

Finally, the Company believes it is transforming the way that food is consumed by enabling purchases on the Company’s website and mobile application of the pre-portioned ingredients required to cook the Company’s original recipes and then shipping those ingredients directly to customers’ doorsteps, which allows its customers to avoid many of the burdens of the typical cooking experience.  In addition, the Company provides printed and digital content, including how-to instructions and the stories of its suppliers and specialty ingredients, which supports an engaging and immersive experience for customers and differentiates the preparation and consumption of the Company’s meals from a traditional cooking experience.

Our Value Proposition, page 3

5.                                      Please provide the basis for your belief that your “meals are more affordable when compared to purchasing similar quality ingredients at a traditional grocery store in the amounts necessary to recreate a given week’s menu.”

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 94 of Amendment No. 1.  The Company advises the Staff that the revised disclosures are based on management’s overall assessment of the Company’s meal offerings, including the quality, freshness, and variety of the ingredients (including unique and specialty ingredients); customer feedback; the convenience of the Company’s meal offerings; the nature and pricing of competitive offerings; and grocery store prices.

Implications of Being an Emerging Growth Company, page 8

6.                                      Please revise your disclosure to reflect the new gross revenue threshold in the definition of Emerging Growth Company found in Rule 405 of the Securities Act of 1933 following inflation adjustments effective April 12, 2017.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 47, 90 and F-15 of Amendment No. 1.

Use of Proceeds, page 48

7.                                      You state that a portion of the net proceeds of the offering will be used to repay indebtedness. Please state the interest rate and maturity of such indebtedness, or provide a cross-reference to this information.  See Instruction 4 to Item 504 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Performance

Overview, page 56

8.                                      You state that from inception through December 31, 2016, you derived the substantial majority of your net revenue from sales of your meals. Please place this information in context by stating how much of your net revenue was derived from sales other than from meals.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amendment No. 1.

Key Financial and Operating Metrics, page 57

9.                                      Please balance your discussion of your key financial and operating metrics by identifying material risks or limitations in using those particular metrics, as applicable.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 59, 60 and 61 of Amendment No. 1.

10.                               Please elaborate on any financial and operating metrics you use to measure customer retention, and any risks or limitations to using those metrics as you define them. For example, please discuss the metric “Repeat Orders.” In doing so, please reconcile the disclosure you provide on page 58, which discusses the percentage of net revenue generated from Repeat Orders, with the disclosure you provide on page 16, which discusses your expectation that a majority of new customers will significantly reduce or cease their purchases of product offerings during the first two quarters after they become customers and discuss this expectation in the context of your Key Factors — Customer Engagement. In addition, please quantify the amount of revenue associated with customers who do not place Repeat Orders or, alternatively, revenue from repeat customers.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 61 through 64 of Amendment No. 1.

Key Factors Affecting Our Performance, page 58

11.                               Please provide a discussion that provides some indication on how impactful the promotional discounts are on your revenue growth and any material trends you see in this area. Please quantify the amount of, and recovery periods for, marketing expenses of acquiring and retaining new customers. Please also quantify marketing expenses that are not recovered because the customers do not make repeat sales.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 61, 62 and 64 of Amendment No. 1.

Customer Acquisition, Customer Retention, and Brand Awareness, page 58

12.                               We note that your growth is in part dependent on attracting and retaining customers and that you intend to increasingly focus on customer retention. Please discuss any known trends or uncertainties regarding customer retention that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.  See Item 303(a)(3) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 61 through 64 of Amendment No. 1.

Components of Our Results of Operations

Net Revenue, page 60

13.                               Elaborate upon your increase in Net revenue from 2015 to 2016 and from 2014 to 2015 to clarify how much of the increase is attributable to customer acquisition, or new customers, versus customer retention, or Repeat Customers.

Response:  In response to the Staff’s comment, the Company has revised the discussion included on pages 61 through 64 of Amendment No. 1 to further demonstrate the trend in customer retention and cohorted cumulative net revenue per customer from 2014 to the first quarter of 2017.  The Company respectfully advises the Staff that the increase in net revenue from 2015 to 2016 and 2014 to 2015 was not primarily driven by changes in the contribution to net revenue from existing customers, which the Company believes is evidenced by the relatively narrow ranges of Average Order Values ($57.12 to $59.40) and Orders per Customers (3.9 to 4.6) over the applicable period.

Results of Operations, page 61

14.                               The cost of your customer referral program as a percentage of revenue decreased over the 3 years ended December 31, 2016. Please indicate whether this expense is influenced by you, the customer or some combination of both.  Conversely, advertising and promotional activity as a percentage of net revenue increased over the 3 year period. Please indicate whether there is any correlation between the expense of the customer referral program relative to spending in advertising and other promotional activity. If so, please identify the relationship in your discussion.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1. The Company also respectfully advises the Staff that there is not a direct correlation between the expense of the customer referral program as a percentage of net revenue relative to spending in advertising and other promotional activity.

Quarterly Results of Operations and Other Financial and Operations Data, page 67

15.                               We note that increased marketing expenses in the third quarter of 2016 were due in part in response to increased competitive promotional activity during this period. Please place this information in context by clarifying the reasons for the increase in competitive promotional activity during that particular period, and whether you anticipate this trend to continue. For example, if you anticipate an increase in marketing expenses in response to increased competitive promotional activity during the summer months and the end of year holidays, please state this.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 1.

Seasonality, page 69

16.                               Please indicate why you believe that the trajectory of rapid growth has masked the seasonality of your quarterly results. In this regard, please advise why the quarter-to- quarter revenue growth would not be illustrative of seasonality.

Response:  The Company refers the Staff to the Quarterly Results of Operations and Other Financial and Operations Data beginning on page 77 of Amendment No. 1.  The Company discloses that it anticipates that the first quarter of each year will generally represent its strongest quarter in terms of customer engagement. Conversely, during the summer months and the end of year holidays, when people are vacationing more often or have less predictable weekly routines, the Company generally anticipates lower customer engagement. The Company believes its historical quarter-over-quarter revenue growth during 2015 and 2016 has masked these seasonal effects due to the increase in Customers and Orders over these periods. The Company believes this increase in Customers and Orders has in part overshadowed the effects of seasonality and expects the impact of seasonality on the Company’s revenue growth and financial results will be more pronounced in the future.

Cost of goods sold, excluding depreciation and amortization, page 69

17.                               We note that cost of goods sold as a percentage of quarterly revenue varied significantly from 55% to 81%. We further note your explanation that higher outside temperatures in the summer months require more expensive fulfillment packaging material for your meals, thus presumably increasing cost of goods relative to revenues for that period. Please indicate whether this is the sole reason for the depressed margins in the quarters ended September 30. Please also address the reason for the significant quarter-to-quarter fluctuation in quarters other than those explained by higher outside temperatures.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 1.

Business

18.                               In an appropriate place in your prospectus, please describe the material terms and conditions associated with customer returns and refunds. See Item 101(c)(1)(vi) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1.

19.                               We note your acquisition of a beef supplier in the first quarter of 2017 and your ownership of a licensed winery. In an appropriate place in your prospectus,

please discuss whether your plans for growth include further expanding the vertical integration of your business, and in what ways if known.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 1.

Our Brand and Marketing, page 95

20.                               We note you disclose you believe you have efficient payback on your marketing expenses based on your customers’ Order frequency and Average Order Value in the fourth quarter of 2016. Also, on page 99 you state you have historically had efficient payback periods on your marketing expenses due to the cumulative revenue that you have generated from your customers. Please tell us the duration of these payback periods, how you measure efficiency, and how your payback periods relate to “lifetime values” of your customers and customer retention.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 61 through 64 of Amendment No. 1.

Attractive Unit Economics, page 99

21.                               Please explain your reference to “higher per-order profitability,” considering you have yet to be profitable.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 112 of Amendment No. 1.

International Expansion, page 101

22.                               Please disclose the timeframe in which you plan to expand. If you have not determined this, please state this fact.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 1.

Our Competition, page 102

23.                               We note you list certain positive and negative factors pertaining to your competitive position in your Risk Factor section on page 21. Please elaborate on these factors here, and provide any material quantitative or qualitative measures of these factors, if known. This discussion should address your competitive position in the geographic markets in which you compete, and an estimate of the number of your competitors. See Item 101(c)(1)(x) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of Amendment No. 1.

Related Person Transactions

Loan to Executive Officer, page 127

24.                               You state that you paid Mr. Wadiak a bonus of $227,100 in December 2014 to ameliorate the tax impact of the loan forgiveness, but it appears the bonus exceeded the value of the loan. Please advise and disclose whether the bonus was intended to compensate Mr. Wadiak for something in addition to the tax impact of a forgiven loan in the amount of $133, 423.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 143 of Amendment No. 1.  The Company advises the Staff that the Company forgave the loan of $133,423 and also paid Mr. Wadiak an additional $93,677 to ameliorate the tax impact of the loan forgiveness, representing total compensation to Mr. Wadiak of $227,100.

Registration Rights, page 128

25.                               Please revise to identify each stockholder that is a party to your Investors’ Rights Agreement. Please describe your indemnification obligations to these stockholders and any other material rights they hold under the agreement that survive completion of this offering.  Refer to Item 404(a) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 144 of Amendment No. 1.

Description of Capital Stock

Conversion, page 134

26.                               Please describe any material risks, consequences or effects associated with the conversion features of the Class B and Class C common stock.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 150 and 151 of Amendment No. 1.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Account Receivables, page F-9

27.                               Please explain to us the role of third party sellers and how they are part of your strategy to increase revenues. In this regard, please indicate the point in time that revenue is recognized and whether there exists a right of return. If so, please describe the right in detail. Please also justify why such sales appear to be recorded at the gross amount of the transaction.

Response: The Company advises the Staff that the Company periodically enters into arrangements with third parties to market the Company’s products, in order to obtain access to potential customers who may not otherwise be reached through the Company’s other marketing efforts. The Company has clarified its Accounts receivable policy disclosure on page F-10 of Amendment No. 1 to reflect that the third-party partners market the Company’s products. These arrangements generally are limited to gift cards and prepaid orders for the Company’s products for which such orders are fulfilled by the Company.  Revenue is recognized at the time risk of ownership of the Company’s products transfers to the end consumer (e.g., meal delivery), as discussed in the Company’s revenue recognition policy on page F-12 and F-13 of Amendment No. 1.  The Company’s products delivered to end consumers are subject to the Company’s return and refund policy as discussed on page 66 of Amendment No. 1.  As discussed in page F-12 and F-13 of Amendment No. 1, the Company records revenue from such third-party arrangements at the gross amount because the Company is the primary obligor with the customer, provides primary customer service for such products sold on its website, has latitude in establishing price and selecting such products sold on its website, and maintains inventory risk.

28.                               We note your disclosure on page F-12 that you provide primary customer service for products sold on your website by third parties. Please tell us your consideration of ASC 605-25.

Response:  The Company respectfully advises the Staff that it does not have products sold on its website by third parties and instead that the Company has entered into agreements with third parties to market the Company’s products. The Company has clarified its revenue recognition policy disclosure on page F-12 and F-13 of Amendment No. 1.  These arrangements are generally limited to gift cards and prepaid orders for the Company’s products, for which such orders are fulfilled by the Company.  The Company provides primary customer service, which primarily includes general order inquiries, inquiries with respect to the redemption of gift cards or prepaid orders, and account management, with respect to the Company’s products that are marketed by third parties. The Company has considered the guidance in ASC 605-25 with respect to its customer services activities and has determined that, as these activities do not provide value to its customers on a standalone basis, they are not considered a separate unit of accounting. In addition, based on the nature of these customer services inquiries, such services are typically completed prior to the delivery of products to customers.

Revenue Recognition, page F-12

29.                               Please explain to us the process by which customer credits and refunds occur and how you ensure your estimation process is consistent with subsequent actual refunds. We assume the accrual for unredeemed credits and refunds reserve relates to customer credits and refunds. If otherwise, please explain the nature of the accrual. If so, please tell us what consideration you gave to including the activity in your allowance for credits and refunds in the financial statements or Schedule II of Rule 5-04 of Regulation S-X.

Response:  The Company respectfully advises the Staff that credits and refunds are generally issued to customers who receive a damaged order or are dissatisfied with an order. The Company also respectfully advises the Staff that its assumption is correct that the accrual for unredeemed credits and refunds reserve relates to customer credits and refunds. Each period, the Company reduces revenue by the amount of refunds and credits issued to customers during the period as well as estimated refunds and credits related to current period revenue that are expected to be issued in the subsequent period.  Because the substantial majority of refunds and credits are requested by customers shortly after the delivery date of the order (typically less than a week as evidenced through the Company’s historical activity), there is a low level of uncertainty in this estimate.  The Company respectfully advises the Staff that based on the low level of estimation uncertainty and the fact that the balance of the unredeemed credits and refunds reserve is $1.2 million and $1.7 million as of December 31, 2016 and March 31, 2017, respectively, the Company does not believe the balance is material for further disclosure. However, the Company will continue to evaluate the materiality and level of estimation uncertainty included in the balance of the unredeemed credits and refunds reserve to determine if further disclosure would be required in the future.

30.                               You state on page 60 under Marketing that customers may earn complimentary meal deliveries through the customer referral program. Please provide us the accounting entries to illustrate the method and timing to record this or other promotional discounts. Please also explain your basis in GAAP for the accounting treatment.

Response:  The Company respectfully advises the Staff that customers were not able to earn complimentary meal deliveries or promotional discounts through the customer referral program for all periods presented in the consolidated financial statements. The Company has clarified its disclosure on page 66 of the Amendment No. 1. Through the customer referral program, certain customers have the opportunity to invite friends, family or others to become Blue Apron customers. The potential new customer receives the opportunity for a complimentary meal delivery for their first order, which is similar to a free trial of the Company’s meal product.  In order to redeem the complimentary meal delivery, the potential new customer must establish an account on the Company’s website.  There is no requirement for the potential new customer to place a paid order to redeem the complimentary meal delivery.  Based on this, the costs incurred for fulfilling a complimentary meal delivery to a potential new customer under the customer referral program is recorded to marketing expense in the Company’s consolidated financial statements.

Commitments and Contingencies, page F-19

31.                               Please explain to us the nature of the Company’s involvement in the construction of the fulfillment centers in New Jersey and California that caused you to be deemed the owner for accounting purposes. Please be detailed in your explanation.  Please also reconcile the facility financing obligation and the lease portion of other current liabilities to the aggregate future non-cancelable lease payments relating to non-operating leases.

Response:  The Company advises the Staff that it has considered the guidance in ASC 840-40-55-15 with respect to its involvement in the construction of the leased properties in New Jersey and California.  Specifically, the Company considered paragraph b3 of ASC 840-40-55-15, which states that a lessee is considered the owner of a construction project during the construction period if, in connection with the construction project, the lessee is responsible for paying directly (in contrast to paying those costs through rent payments under a lease) any cost of the project other than normal tenant improvements. For this purpose, normal tenant improvements exclude costs of structural elements of the project, even though unique to the lessee’s purpose, and equipment that would be a necessary improvement for any lessee (for example, the cost of elevators, air conditioning systems, or electrical wiring). Specifically, the Company has directly paid for substantial renovations at the New Jersey and California fulfillment centers including electrical, roofing, refrigeration units and other structural elements necessary for the Company’s intended use of the facilities. As these improvements are structural in nature and therefore not considered “normal” improvements in accordance with the cited guidance, the Company has concluded that it is the owner of the buildings for accounting purposes.

The Company respectfully advises the Staff that the aggregate amount of future non-cancelable lease payments relating to build-to-suit leases on page F-21 of Amendment No. 1 represents the future expected lease payments allocated to the leased buildings in accordance with ASC 840-30-50-1.  The facility financing obligation on the consolidated balance sheet represents the estimated costs incurred by the landlord to construct the buildings.  These construction costs incurred by the landlord are considered to be costs that were financed by the Company under the build-to-suit accounting guidance because the Company is deemed to be the owner of the buildings for accounting purposes in accordance with ASC 840-40-55-15.

Note 12. Share-based Compensation

32.                               Please advise whether the option to purchase 481,123 shares at an exercise price of $62.35 has been adjusted for any stock splits. Please also explain how the derived service period of 5.7 years was determined.

Response:  The Company advises the Staff that the option to purchase 481,123 shares at an exercise price of $62.35 has not been adjusted for any stock splits and represents the correct exercise price of such option.  In this regard, the Company notes that page 88 of Amendment No. 1 states that the exercise price of this option was higher than the fair market value of a share of Class B common stock on the date of grant and was intended to provide the executive who received this option with further incentive to create substantial long-term stockholder value.  The Company advises the Staff that the derived service period of 5.7 years was determined using the Monte Carlo simulation model.

Prospectus Back Cover Page

33.                               Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has moved the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K from the bottom of the Table of Contents in the front of the prospectus to the back cover page of the prospectus.

Part II

Item 17. Undertakings, page II-3

34.                               Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Response:  The Company respectfully advises the Staff that it has omitted the undertaking specified in Item 512(a)(6) because the securities being registered pursuant to the Registration Statement are not being registered under Rule 415 under the Securities Act and the Item 512(a) undertakings are required only if securities are being registered pursuant to Rule 415 under the Securities Act (or, in the case of the Item 512(a)(5)(ii) undertaking, offerings subject to Rule 430C).

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6626.  Thank you for your assistance.

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg

cc:                                Jacqueline Kaufman, Securities and Exchange Commission

Ta Tanisha Meadows, Securities and Exchange Commission

Jim Allegretto, Securities and Exchange Commission

Bradley J. Dickerson, Blue Apron Holdings, Inc.

Benjamin C. Singer, Esq., Blue Apron Holdings, Inc.
Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP